09010021



The value of confidence

CME GROUP 2008 ANNUAL REVIEW

Received SEC
MAR 3 1 2009
Washington, DC 205

It's an uncertain world.

CONTENTS

SEC
Mail Processing
Section
MAR 3 1 2009
Washington, DC
101

Risks can lurk even where least expected. CME Group is here to help you manage them. For more than 160 years, we've given customers the confidence to move forward in good times and bad. By providing benchmark products and risk-management services across all major asset classes, and the safety and soundness of centralized clearing, we offer the security that market participants around the globe need to operate confidently, invest and grow.

That's why CME Group is where the world comes to manage risk.



TERRENCE A. DUFFY
Executive Chairman

"We are proud of our performance during what many consider the worst financial crisis since the Great Depression. We believe that it speaks to the attributes of our business model and the safety and soundness of our markets."

DEAR SHAREHOLDERS:

Our world experienced unprecedented challenges in 2008. The subprime market meltdown and ensuing credit crisis are just two examples of the forces that had an impact on financial markets. We are proud of our performance during what many consider the worst financial crisis since the Great Depression. We believe that it speaks to the attributes of our business model and the safety and soundness of our markets.

Against this backdrop, CME Group performed well. Total revenues grew to $2.6 billion and net income to $715 million, while volume increased to an average of 13 million contracts per day. Contracts traded electronically in 2008 accounted for nearly 80 percent of total volume as traders from around the world participated in our markets through the CME Globex electronic trading platform.

The world increasingly is realizing the importance of risk management, and that is what we do at CME Group. For more than a century, our company has provided competitive, transparent and liquid markets, which help our customers manage their risks across all major asset classes. In our history, no clearing member has ever defaulted and no customer has ever lost funds due to counterparty failure. Now more than ever, CME Group is where the world comes to manage risk.

Our ability to manage risk is not limited to futures markets. We are successfully applying our central counterparty model in the over-the-counter (OTC) market. There is increasing interest from OTC market participants in clearing solutions that mitigate counterparty risks and provide credit efficiencies. CME Group can work with the banking community and institutional, or buy-side, participants to facilitate their current hedging, trading and dealing activities while providing them with capital efficiencies and the benefit of central counterparty clearing.

In 2008, we continued to position CME Group in the marketplace to deliver significant value for customers around the world. The acquisition of the New York Mercantile Exchange created an even stronger international company as we continue to grow our business globally, compete with other exchanges and expand services to the OTC market.

Looking forward, I believe we are entering a new era in financial markets where centralized clearing will take on even greater importance. Regulators are calling with new vigor for increased market transparency and efficiency, which our central counterparty model offers. Our customers are more focused on credit lines and capital deployment, which also will make our clearing model more attractive to financial market participants.

As new financial market models evolve, it is important that we not forget the lessons we have learned from the dramatic events of 2008. Markets follow liquidity. Markets follow technology. Now, given current economic conditions, markets will migrate to platforms that are designed to provide safety and security. These trends bode well for CME Group.

TERRENCE A. DUFFY
Executive Chairman

March 2, 2009



CRAIG S. DONOHUE
Chief Executive Officer

"As one of the best functioning business models, our transparent and regulated markets made us a safe haven for customers involved in managing volatile risks across all major asset classes."

TO OUR SHAREHOLDERS:

The year 2008 presented extraordinary challenges to the world economy and placed tremendous stress on global financial markets. Throughout the economic crisis, CME Group distinguished itself as one of the best functioning business models – providing deep liquidity and hedging opportunities in financial, energy and commodity markets around the world. Our liquid, transparent and regulated markets made us a safe haven for customers involved in managing volatile risks across all major asset classes.

The emergence of significant concerns about counterparty credit risks in the over-the-counter (OTC) markets highlighted the extraordinary value of our centralized clearing services. Our financial safeguards package, valued at approximately $7 billion as of year end, eliminates third-party credit concerns. In this difficult environment, the strengths of our business model made it possible for us to grow, achieving record revenues and net income.

In addition to delivering strong results, we significantly advanced our global strategy of growing our core business, expanding our customer base and trading activity in our products around the world, serving the OTC markets with centralized clearing and achieving operational excellence. We completed the integration of our historic merger with the Chicago Board of Trade (CBOT) and achieved our annual synergy targets. We further strengthened our company's competitive position and extended its global reach through our acquisition of the New York Mercantile Exchange (NYMEX) in August 2008.

The addition of NYMEX energy and COMEX metals products, as well as ClearPort – which provides services for the OTC energy and metals markets – has enabled us to further diversify our revenue mix, making us less dependent on U.S. financial markets. In the fourth quarter, $169 million, or 29 percent of our clearing and transaction fees, was derived from energy and metals products and OTC transactions. These new business lines are among our fastest growing.

GROW THE CORE BUSINESS CME Group's ability to continue to grow our core business demonstrates the effectiveness of the diversified product model that we have pursued over the past few years. Trading in E-mini equity index contracts exceeded our expectations, with average daily volume increasing by 36 percent to 3.5 million contracts per day. Foreign exchange averaged 623,000 contracts per day, up 10 percent, reflecting a notional value of $85 billion. Commodity and alternative investment product volume averaged 848,000 contracts per day, up 16 percent. NYMEX volume averaged 1.7 million contracts per day. Cyclical pressures had a negative impact on interest rate and fixed-income markets. As a result, volume in our interest rate product group declined 14 percent, averaging 6.1 million contracts per day.

GLOBALIZE THE BUSINESS CME Group's global strategy is multi-faceted. We continued to develop globally relevant products and to provide our overseas customers with increased resources. It is noteworthy that 17 percent of our electronic volume is now transacted outside of U.S. trading hours, up from only 9 percent in 2007. Also, we furthered our efforts to expand our strategic relationships with the leading exchanges in emerging markets in Latin America, Asia and the Middle East.

In Latin America, we are excited about the potential of our order routing agreement with BM&FBOVESPA (BM&F), Latin America's largest exchange. Our customers now have access to BM&F's products via our CME Globex electronic trading platform. CME Group products are listed on the BM&F electronic distribution system for customers in Brazil.

Asia remains a significant region of focus for us. We now are able to offer customers in that region dedicated product specialists in commodities and in foreign exchange, while enhancing our overall level of customer support. In addition, CME Group has secured a five-year agreement with the Korea Exchange to list KOSPI 200 futures on CME Globex for after-hours trading in Korea.

The NYMEX acquisition has provided us with an opportunity to expand our presence in the Middle East. CME Group now has a significant ownership stake in the Dubai Mercantile Exchange (DME), the Middle East's first futures exchange. In the first quarter of this year, DME's three crude oil benchmark products began trading exclusively on CME Globex. Our presence in this important region was also strengthened when the Dubai Financial Services Authority extended its recognition to include CBOT products.

SERVE OTC MARKETS The financial market crisis has brought to light issues in the OTC market around the lack of transparency, as well as counterparty concerns. By working closely with the OTC participants, we believe we can develop solutions that will allow these markets to function smoothly again and restore investor confidence in them.

We already have a highly successful, rapidly growing OTC business through our CME ClearPort facility, part of our NYMEX acquisition. We plan to leverage CME ClearPort's capabilities in other markets such as interest rates, foreign exchange and agricultural swaps. In addition, we plan to provide a clearing solution for credit default swaps (CDS) through CMDX, a joint venture company with Citadel Investment Group. CMDX will combine CME Group's proven central counterparty clearing, settlement and risk management capabilities with Citadel's state-of-the-art technology. The services we will offer will help reduce gross exposures, decrease bilateral credit risk, and provide increased efficiencies that will improve overall functioning of the credit markets.

ACHIEVE OPERATIONAL EXCELLENCE We continued to improve our technology to ensure that CME Globex remains the industry-leading electronic trading platform. In 2008, CME Globex handled an average of 10 million contracts per day with an average response time of 9.5 milliseconds at year end. We expanded the platform's capabilities and extended our predefined, intercommodity spread capabilities to our interest rate product group. Our migration to the FIX/FAST protocol, the new industry standard for market data, was a success, providing our customers more efficient delivery of market data with reduced bandwidth utilization.

The challenges that our industry faced in 2008 will continue to play out during 2009. It is already apparent that the financial crisis will change the nature of our industry. We feel that CME Group is in a strong position to continue safeguarding our customers regardless of financial market stresses, as well as to take advantage of new opportunities as they emerge.

CRAIG S. DONOHUE
Chief Executive Officer

PHUPINDER S. GILL
President

March 2, 2009



PHUPINDER S. GILL
President

Accomplishments in 2008

GROW THE CORE BUSINESS

» Delivered eighth consecutive year of record volume.
» Traded 3 billion contracts reflecting $1.2 quadrillion in notional value.
» Acquired New York Mercantile Exchange (NYMEX), the premier energy and metals exchange.
» Achieved record trading volume across multiple product categories.
» Expanded side-by-side trading of commodity options.
» Extended exclusive, long-term license with NASDAQ OMX Group.

GLOBALIZE THE BUSINESS

» Inaugurated order routing agreement with Latin America's largest exchange, BM&FBOVESPA.
» Instituted agreement with Korea Exchange to list KOSPI 200 futures on CME Globex electronic trading platform.
» Launched Euro-denominated E-mini S&P 500 futures.
» Received recognition from Dubai Financial Services Authority for CBOT products.

SERVE OTC MARKETS

» Expanded presence in over-the-counter (OTC) market through CME ClearPort, an electronic system that extends the benefits of centralized clearing to OTC business.
» Increased range of products available on CME ClearPort, including petroleum swap futures contracts, natural gas liquids swaps, plastic futures contracts, gasoil options contracts, central Appalachian coal options and PJM electricity swap futures.
» Acquired Credit Market Analysis, a leading provider of credit derivatives market data.
» Partnered with Citadel to create CMDX – an open-architecture marketplace for trading and migration of credit default swaps (CDS) – which is designed to provide the benefits of central clearing to CDS trades.

ACHIEVE OPERATIONAL EXCELLENCE

» Maintained unsurpassed risk management standards despite enormous market stress.
» Provided $7 billion in financial safeguards to help mitigate systemic risk.
» Held more than $100 billion of collateral on deposit.
» Delivered Chicago Board of Trade (CBOT) merger synergies.
» Completed migration of CBOT products to CME Globex.
» Commenced NYMEX integration process.
» Implemented technology upgrades that helped reduce average futures response time by 71 percent.

FINANCIAL HIGHLIGHTS

YEAR ENDED OR AT DECEMBER 31 *(in millions, except per share data and notional value)*	**2008**	2007	Change
Income Statement Data			
Total revenues	**$ 2,561**	$ 1,756	46%
Operating income	**1,582**	1,052	50
Income before income taxes	**1,248**	1,096	14
Net income	**715**	659	9
Earnings per share:			
Basic	**$ 12.18**	$ 15.05	(19)
Diluted	**12.13**	14.93	(19)
Balance Sheet Data			
Current assets[1]	**$ 1,458**	$ 4,154	(65)%
Total assets[1]	**30,505**	19,473	57
Current liabilities[1]	**989**	3,243	(69)
Total liabilities[1]	**11,817**	7,168	65
Shareholders' equity	**18,689**	12,306	52
Other Data			
Total trading volume (round turn trades)	**2,988**	2,250	33%
Total electronic volume (round turn trades)	**2,430**	1,739	40
Open interest at year end (contracts)	**63**	54	17
Notional value of trading volume (in trillions)	**$ 1,227**	$ 1,134	8

[1] Amounts exclude cash performance bonds and security deposits.

All references to volume, notional value and rate per contract information in this document exclude our non-traditional TRAKRS, auction-traded and Swapstream products. All references to options in this document refer to options on futures contracts.



787
1,048
1,341
2,250
2,988
04 05 06 07 08

TOTAL TRADING VOLUME
(in millions of round turn trades)



722
890
1,090
1,756
2,561
04 05 06 07 08

TOTAL REVENUES
(in millions of dollars)



49
54
57
60
62
04 05 06 07 08

OPERATING MARGIN
(in percentages)



220
307
407
659
715
04 05 06 07 08

NET INCOME
(in millions of dollars)

Around the world and around the clock.



It's all about access. In today's global marketplace, CME Group provides the tools business leaders need to manage risk whenever and wherever it might arise. We offer around-the-clock electronic access to some of the world's most dynamic markets, with the safety and soundness that stem from central counterparty clearing and the financial strength of CME Clearing. Our CME Globex electronic trading platform is available on more than 130,000 terminals in 85 countries and territories around the world, with an average response time of less than 10 milliseconds at year-end 2008.



Extending our offerings to meet new market challenges.



Markets evolve and so do needs. CME Group offers the broadest range of products across all major asset classes, including interest rates, equity indexes, foreign exchange, energy, agricultural commodities, metals and alternative investment products such as weather and real estate. In 2008, we introduced more new products to meet changing customer demands. On exchange, these included Euro-denominated E-mini S&P 500 futures, weather contracts in seven new cities, 3-month Overnight Index Swaps futures and options, and futures and options on the U.S. Bureau of Labor Statistics Nonfarm Payrolls data. We broadened our array of products available on CME ClearPort, adding new petroleum swap futures contracts, gasoil options, natural gas liquids swap futures and plastic futures, as well as platinum and palladium futures.



Know where you stand.




40

Even during times of unprecedented market stress, CME Group's business model continues to work. Our customers have confidence in us and count on our ability to deliver highly liquid markets with tight bid-ask spreads in all major asset classes, virtually 24 hours a day. We continuously monitor market conditions. Our twice-daily mark-to-market protocol limits the accumulation of losses, which means that our customers can better manage their risks. Ongoing, highly sophisticated market surveillance ensures the integrity of our trading environment.

More than ever,

we're essential.

2008 was a very challenging year, but for our customers and markets worldwide, CME Group was a source of stability, security and sensibility. We helped reduce and contain systemic risks. We guaranteed the safety and soundness of every trade. And we enabled our customers to reduce operational costs and improve capital efficiencies – making it easier and safer for them to act. And making us essential for managing risk.



"Product breadth and depth, sophisticated technology and credit efficiencies are just three of the reasons why hedge funds find our markets attractive."

KELLY BROWN
Director, Hedge Funds
CME Group



BENCHMARK PRODUCTS: SEARCH FOR QUALITY IN UNCERTAIN TIMES

CME Group offers the widest array of products of any exchange in the world – including derivatives based on fixed-income, interest rates, equity indexes, foreign exchange, energy, agricultural commodities and metals. Even during times of tremendous market dislocation, CME Group offers unparalleled liquidity and transparency virtually 24 hours a day.

"In turbulent times, you need to constantly adjust your strategy, so having access to all asset classes and benchmark products on one platform is an advantage."

TRACY WILLS-ZAPATA
Managing Director,
Business Development
Campbell & Company

"There is no such thing as fast enough – we are constantly improving CME Globex's functionality, speed and distribution capabilities."

KEVIN KOMETER
Managing Director
and Chief Information Officer
CME Group



"Exchanges around the world want to leverage CME Globex's distribution capabilities for their own products – that is a tremendous opportunity for CME Group and our customers."

CHARLES FARRA
Director, International Sales
CME Group





TECHNOLOGY: BORDERLESS OPPORTUNITIES

The CME Globex platform continues to set the global standard in electronic derivatives trading. Our commitment to leading-edge technology means trades are executed in milliseconds with unparalleled functionality capable of handling even the most complex transactions. Electronic hubs in Amsterdam, Dublin, London, Milan, Paris, Sao Paulo and Singapore improve connectivity while reducing customer costs.

"Having direct electronic access to CME Group's commodity markets, through BM&FBOVESPA, offers new ways to hedge farmers' soybean business in Mato Grosso against adverse price moves."

BLAIRO MAGGI
Governor of the State of Mato Grosso
Brazil



"CME Group has stepped up to provide concrete solutions for today's challenges."

JAMES WALLIN
Senior Vice President,
Fixed Income
Alliance Bernstein



"CME Group is flexible so that customers can select the clearing solution that works for them."

KIM TAYLOR
Managing Director
and President, CME Clearing
CME Group

CLEARING: OPPORTUNITIES EMERGE ACROSS ALL MARKETS

In an environment of balance sheet constraints and growing counterparty concerns, the case for central counterparty clearing is more critical than ever. CME Clearing offers financial safeguards, valued at $7 billion as of year-end 2008, designed to eliminate counterparty risk. In CME Group's core futures markets, participants benefit from integrated execution and clearing services with straight-through processing. And CME ClearPort continues to expand its clearing capabilities for the over-the-counter market.



"In today's volatile environment, we are always seeking a smarter approach to managing market fluctuations."

STEPHEN SEMLITZ
Managing Director
Hess Energy Trading Company

“The energy market is looking for ways to more effectively balance risk and reward – offense is now as important as defense.”

JOSEPH RAIA
Managing Director,
Energy and Metals Products
CME Group



NYMEX: FUELING THE FUTURE
Through our acquisition of NYMEX, CME Group offers the largest and most liquid regulated marketplace for futures and options on global benchmark energy products, including crude oil, natural gas, heating oil, gasoline, ethanol, propane and other products. This extensive slate of energy futures, options and fully cleared over-the-counter contracts provides global market participants the opportunity to manage their exposure to energy market fluctuations, reducing their risk and creating opportunities around the world.



"Including precious metals in a portfolio really makes sense from a diversification standpoint."

BARRY WAINSTEIN
Vice Chairman
Scotia Capital



"At CME Group, we are developing new products and expanding our clearing services to meet the challenges of today's marketplace."

PATRICIA CAULEY
Associate Director, Metals Marketing
CME Group



"CME Group offers us broad accessibility to the markets as well as the counterparty risk mitigation we require."

ROBERT MIZRAHI
Managing Director, Precious Metals
ScotiaMocatta



"As a global, client-driven business, ScotiaMocatta regularly utilizes the depth of liquidity that CME Group provides."

TIMOTHY DINNEY
Managing Director
ScotiaMocatta

COMMODITIES: METALS SHINE BRIGHTLY IN AN UNCERTAIN ECONOMY
The increased demand in emerging markets for certain metals such as copper, and the role of gold as a traditional safe haven during troubled economic times, have fueled market interest in CME Group's metals complex. These metals contracts comprise the world's largest complex of precious, base and ferrous metals available in a single trading venue.

"At a time of unprecedented volatility, our customers are looking for tools that restore some predictability to their business."

THOMAS COYLE
Vice President and General Manager,
Chicago & Illinois River Marketing, LLC,
a wholly owned subsidiary of Nidera, Inc.

COMMODITIES: HUNGER FOR SOLUTIONS DRIVES MARKET DEMAND

Global food shortages, rapidly changing commodity prices and the debate about biofuels have impacted the agribusiness marketplace tremendously, creating unprecedented volatility and a greater need for risk management tools. With CME and CBOT products now available on a single platform and trading floor, new opportunities are unfolding for customers that look to CME Group's markets for price discovery and to manage risk.



"Commodity market participants have become increasingly sophisticated in how they approach their risk management needs."

DAVID LEHMAN
Director, Commodity Research and Product Development
CME Group



JAMES E. PARISI
Chief Financial Officer

Financial Milestones in 2008

» Integrated Chicago Board of Trade – migrating all electronic trading to CME Globex platform, combining trading floors and reducing expenses by more than $100 million.
» Completed acquisition of New York Mercantile Exchange (NYMEX) and began integration – expanding product diversity and adding strategic benefit of ClearPort.
» Obtained debt financing for NYMEX acquisition – achieving reasonable terms in a challenging market.
» Completed equity swap agreement with BM&FBOVESPA and acquisition of Credit Market Analysis – contributing to long-term growth initiatives.


3,111
4,158
5,343
11,134
12,884
04 05 06 07 08

AVERAGE DAILY TRADING VOLUME
(in thousands)


1,786
2,895
3,808
8,661
10,181
04 05 06 07 08

AVERAGE DAILY ELECTRONIC TRADING VOLUME
(in thousands)


463
638
824
1,134
1,227
04 05 06 07 08

NOTIONAL VALUE
(in trillions of dollars)


1.04
1.84
2.52
3.44
9.60
04 05 06 07 08

DIVIDEND PAYOUT*
(in dollars per share)


23
38
2008
7
32
Interest Rates
Equities
Foreign Exchange
Commodities and Alternative Investments
7
10
48
2007
35

PRODUCT LINE REVENUES
(as a percentage of total clearing and transaction fees)

The total dividend for 2008 includes a special dividend of $5.00 per common share.

CME GROUP INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)	2008	AT DECEMBER 31 2007
Assets		
Current assets	$ 19,111,528	$ 4,987,055
Property, net	707,215	377,452
Intangible assets – trading products	16,982,000	7,987,000
Intangible assets – other, net	3,369,373	1,796,789
Goodwill	7,519,209	5,049,211
Other assets	469,329	108,690
Total Assets	$ 48,158,654	$ 20,306,197
Liabilities and Shareholders' Equity		
Current liabilities	$ 18,642,975	$ 4,076,063
Long-term debt	2,966,079	—
Deferred tax liabilities	7,728,286	3,848,240
Other liabilities	132,745	76,257
Total Liabilities	29,470,085	8,000,560
Shareholders' Equity	18,688,569	12,305,637
Total Liabilities and Shareholders' Equity	$ 48,158,654	$ 20,306,197

CME GROUP INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

			YEAR ENDED DECEMBER 31
(in thousands, except per share data)	2008	2007	2006
Revenues			
Clearing and transaction fees	$ 2,115,366	$ 1,427,320	$ 866,089
Quotation data fees	279,533	145,054	80,836
Processing services	54,073	106,404	90,148
Access and communication fees	43,618	36,511	29,021
Other	68,429	40,812	23,853
Total Revenues	2,561,019	1,756,101	1,089,947
Expenses			
Compensation and benefits	317,554	263,347	202,966
Communications	52,339	43,471	31,580
Technology support services	59,611	50,480	31,226
Professional fees and outside services	71,944	53,142	33,184
Amortization of purchased intangibles	98,682	33,878	1,267
Depreciation and amortization	137,341	105,653	72,783
Occupancy and building operations	71,388	48,202	29,614
Licensing and other fee agreements	70,259	35,651	25,728
Restructuring	4,839	8,892	—
Other	94,867	61,477	40,136
Total Expenses	978,824	704,193	468,484
Operating Income	1,582,195	1,051,908	621,463
Non-Operating Income (Expense)			
Investment income	45,514	73,157	55,792
Impairment of long-term investment	(274,507)	—	—
Gains (losses) on derivative investments	(8,148)	(98)	—
Securities lending interest income	38,323	121,494	94,028
Securities lending interest and other costs	(51,722)	(115,868)	(92,488)
Interest and other borrowing costs	(56,501)	(3,629)	(223)
Guarantee of exercise right privileges	12,824	(17,167)	—
Equity in losses of unconsolidated subsidiaries	(31,556)	(13,995)	(6,915)
Other income (expense)	(8,458)	—	
Total Non-Operating	(334,231)	43,894	50,194
Income Before Income Taxes	1,247,964	1,095,802	671,657
Income tax provision	532,478	437,269	264,309
Net Income	$ 715,486	$ 658,533	$ 407,348
Earnings per Common Share:			
Basic	$ 12.18	$ 15.05	$ 11.74
Diluted	12.13	14.93	11.60
Weighted Average Number of Common Shares:			
Basic	58,738	43,754	34,696
Diluted	58,967	44,107	35,124

CME GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	2008	2007	2006
			YEAR ENDED DECEMBER 31
Cash Flows from Operating Activities:			
Net income	$ 715,486	$ 658,533	$ 407,348
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	137,341	105,653	72,783
Impairment of long-term investment	274,507	—	—
Deferred income taxes	(115,111)	(50,583)	(24,847)
Other	184,974	100,771	16,412
Net Cash Provided by Operating Activities	1,197,197	814,374	471,696
Cash Flows from Investing Activities			
Proceeds from maturities of marketable securities	265,112	203,801	73,668
Purchases of marketable securities	(367,554)	(129,125)	(29,681)
Net change in NYMEX securities lending program investments	110,089	—	—
Purchases of property, net	(200,102)	(163,644)	(87,810)
Cash acquired in merger with CBOT Holdings	—	116,010	—
Acquisition of Credit Market Analysis Limited, net of cash received	(94,141)	—	—
Acquisition of NYMEX Holdings, net of cash received	(2,769,894)	—	—
NYMEX membership rights payment	(612,000)	—	—
Other	(80,578)	(105,680)	(42,037)
Net Cash Used in Investing Activities	(3,749,068)	(78,638)	(85,860)
Cash Flows from Financing Activities			
Proceeds from issuance of commercial paper, net of maturities	1,330,336	162,853	—
Proceeds from other borrowings, net of issuance costs	2,881,941	—	—
Repayment of other borrowings	(1,282,909)	—	—
Net change in NYMEX securities lending program liabilities	(110,089)	—	—
Cash dividends	(615,193)	(151,582)	(87,537)
Repurchase of common stock, including costs	(224,029)	(949,340)	—
Other	24,397	78,141	60,314
Net Cash Provided by (Used in) Financing Activities	2,004,454	(859,928)	(27,223)
Net change in cash and cash equivalents	(547,417)	(124,192)	358,613
Cash and cash equivalents, beginning of period	845,312	969,504	610,891
Cash and Cash Equivalents, End of Period	$ 297,895	$ 845,312	$ 969,504

FORWARD-LOOKING STATEMENTS

From time to time, in written reports and oral statements, we discuss our expectations regarding future performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "intend," "may," "plan," "expect" and similar expressions, including references to assumptions. These forward-looking statements are based on currently available competitive, financial and economic data, current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. We want to caution you not to place undue reliance on any forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the factors that might affect our performance are:

- Our ability to realize the benefits and control the costs of our acquisition of NYMEX Holdings and our ability to successfully integrate the businesses of CME Group and NYMEX Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues following the transaction may be lower than expected and expected cost savings from the transaction may not be fully realized within the expected time frames or at all;
- Increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities;
- Our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers;
- Our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services;
- Our ability to adjust our fixed costs and expenses if our revenues decline;
- Our ability to continue to generate revenues from our processing services;
- Our ability to maintain existing customers, develop strategic relationships and attract new customers;
- Our ability to expand and offer our products in foreign jurisdictions;
- Changes in domestic and foreign regulations;
- Changes in government policy, including policies relating to common or directed clearing, changes as a result of a combination of the Securities and Exchange Commission (SEC) and the U.S. Commodity Futures Trading Commission (CFTC), or changes relating to the recently enacted or proposed legislation relating to the current economic crisis, including the Emergency Economic Stabilization Act of 2008 and other stimulus packages;
- The costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others;
- Our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading or declines in subscriptions;
- Changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure;
- The ability of our financial safeguards package to adequately protect us from the credit risks of clearing members;
- The ability of our compliance and risk management methods to effectively monitor and manage our risks;
- Changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;
- Economic, political and market conditions, including the recent volatility of the capital and credit markets and the impact of current economic conditions on the trading activity of our current and potential customers;
- Our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of the performance of our systems;
- Our ability to execute our growth strategy and maintain our growth effectively;
- Our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy;
- Our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business;
- Industry and customer consolidation;
- Decreases in trading and clearing activity;
- The imposition of a transaction tax on futures and options on futures transactions;
- The unfavorable resolution of material legal proceedings;
- The seasonality of the futures business; and
- Changes in the regulation of our industry with respect to speculative trading in commodity interests and derivative contracts.

PERFORMANCE GRAPH

The following graph compares the cumulative five-year total return provided shareholders on our Class A common stock relative to the cumulative total returns of the S&P 500 index, and a customized peer group described below as of the end of the year. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our Class A common stock, in the peer group, and the index on December 31, 2003, and its relative performance is tracked through December 31, 2008. As a result of our acquisition of NYMEX Holdings, Inc. in August 2008, NYMEX Holdings, Inc. is no longer included in the customized peer group.

Peer Group:

- IntercontinentalExchange, Inc.
- The Nasdaq OMX Group Inc.
- NYSE Euronext

CUMULATIVE TOTAL RETURN



$1,200
1,000
800
600
400
200
0
03
04
05
06
07
08
CME GROUP INC.
S&P 500
PEER GROUP

** $100 invested on 12/31/03 in stock and index - including reinvestment of dividends. Fiscal year ending December 31.*

Copyright© 2009 S&P, a division of The McGraw-Hill Companies Inc. All rights reserved.

SHARE INFORMATION

CLASS A COMMON STOCK

Our Class A common stock is currently listed on NASDAQ under the ticker symbol "CME." In June 2008, we elected to delist from the New York Stock Exchange and become solely listed on NASDAQ. As of February 18, 2009, there were approximately 2,200 holders of record of our Class A common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on a quarterly basis, as reported on NASDAQ.

2008	High	Low
First Quarter	$ 686.43	$ 399.01
Second Quarter	526.98	375.38
Third Quarter	422.24	282.00
Fourth Quarter	440.00	155.49

2007	High	Low
First Quarter	$ 596.26	$ 510.00
Second Quarter	565.00	497.00
Third Quarter	609.92	506.50
Fourth Quarter	714.48	593.58

CLASS B COMMON STOCK

Our Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of our Class B common stock is associated with a membership in a specific division of our CME exchange. CME's rules provide exchange members with trading rights and the ability to use or lease these trading rights. Each share of our Class B common stock can be transferred only in connection with the transfer of the associated trading rights. The memberships by class are CME (Chicago Mercantile Exchange), IMM (International Monetary Market), IOM (Index and Option Market) and GEM (Growth and Emerging Markets).

Class B shares and the associated trading rights are bought and sold through our shareholder relations and membership services department. In addition, trading rights may be leased through the department. Trading rights sales are reported on our Web site. Although our Class B shareholders have special voting rights, because our Class B shares have the same equitable interest in our earnings and the same dividend payments as our Class A shares, we expect that the market price of our Class B common stock, if reported separately from the associated trading rights, would be determined by the value of our Class A common stock. As of February 18, 2009, there were approximately 1,800 holders of record of our Class B common stock.

DIVIDENDS

The following table sets forth the dividends we paid on our Class A and Class B common stock in the last two years:

Record Date	Dividend per Share
March 10, 2008	$ 1.15
June 10, 2008	1.15
September 10, 2008	1.15
September 25, 2008	5.00
December 10, 2008	1.15

Record Date	Dividend per Share
March 9, 2007	$ 0.86
June 8, 2007	0.86
September 10, 2007	0.86
December 10, 2007	0.86

We intend to pay regular quarterly dividends to our shareholders. The decision to pay a dividend, however, remains within the discretion of our board of directors and may be affected by various factors, including our earnings, financial condition, capital requirements, level of indebtedness and other considerations our board of directors deems relevant. Our existing credit facility as well as future credit facilities, other future debt obligations and statutory provisions may limit our ability to pay dividends. The September 25, 2008, dividend was a special dividend. On February 4, 2009, the board of directors declared a regular quarterly dividend of $1.15 per share to be paid on March 25, 2009, to shareholders of record on March 10, 2009.



TERRENCE A. DUFFY
Executive Chairman



CHARLES P. CAREY
Vice Chairman



CRAIG S. DONOHUE
Chief Executive Officer



LEO MELAMED
Chairman Emeritus
Chairman and Chief Executive Officer, Melamed and Associates, Inc., Chicago, Ill.



JOHN F. SANDNER
Retired Chairman of the Board
Chairman, E*Trade Futures, LLC, Chicago, Ill.



TIMOTHY S. BITSBERGER
Consultant, Washington, D.C.
Former Treasurer, Federal Home Loan and Mortgage Company, Washington, D.C.



MARK E. CERMAK
Director, Execution Services, Fortis Clearing Americas, Chicago, Ill.



DENNIS H. CHOOKASZIAN
Chairman, Financial Accounting Standards Advisory Council, Norwalk, Conn.
Former Chairman and Chief Executive Officer, CNA Insurance Companies, Chicago, Ill.



JACKIE M. CLEGG
Managing Partner, Clegg International Consultants, LLC, Washington, D.C.



ROBERT F. CORVINO
Independent Trader, Chicago, Ill.



JAMES A. DONALDSON
Independent Trader, Chicago, Ill.



MARTIN J. GEPSMAN
Independent Broker and Trader, Chicago, Ill.



LARRY G. GERDES
Chairman, President and Chief Executive Officer, Transcend Services, Inc., Atlanta, Ga.
General Partner, Gerdes Huff Investments, Atlanta, Ga.



DANIEL R. GLICKMAN
Chairman and Chief Executive Officer, Motion Picture Association of America, Inc., Washington, D.C.
U.S. Secretary of Agriculture (1995–2001)
Member of Congress, Kansas (1977–1995)



J. DENNIS HASTERT
Retired Speaker of the House of Representatives
Member of Congress, Illinois (1987–2007)



BRUCE F. JOHNSON
Independent Trader, Chicago, Ill.



GARY M. KATLER
Vice President, Fortis Clearing Americas, Chicago, Ill.



PATRICK B. LYNCH
Independent Trader, Chicago, Ill.



WILLIAM P. MILLER II
Deputy Director of Investments, Ohio Public Employees Retirement System, Columbus, Ohio



JAMES E. NEWSOME
Former President, New York Mercantile Exchange, New York, N.Y.
Former Chairman, Commodities Futures Trading Commission, Washington, D.C.



JOSEPH NICIFORO
Chairman, Twinfields Capital Management, Greenwich, Conn.



C.C. ODOM II
Independent Member/Trader
Sole Proprietor, Odom Investments and Argent Venture Capital, San Antonio, Texas



JAMES E. OLIFF
President, FILO Corp., Chicago, Ill.



JOHN L. PIETRZAK
Managing Partner, Longwood Partners, Chicago, Ill.
General Partner, Sparta Group, Chicago, Ill.



ALEX J. POLLOCK
Resident Fellow, American Enterprise Institute, Washington, D.C.



WILLIAM G. SALATICH, JR.
Independent Broker and Trader, Chicago, Ill.



TERRY L. SAVAGE
Financial Journalist and Author
President, Terry Savage Productions, Ltd., Chicago, Ill.



HOWARD J. SIEGEL
Independent Trader, Chicago, Ill.



ROBERT H. STEELE
Vice Chairman, John Ryan Company, Minneapolis, Minn.
Director, NLC Mutual Insurance Company, Norwich, Conn.
Member of Congress, Connecticut (1970-1974)



CHRISTOPHER STEWART
Chief Executive Officer, Gelber Group, LLC, Chicago, Ill.



DENNIS A. SUSKIND
Former Councilman, Southampton, N.Y. (2001-2004)



DAVID J. WESCOTT
President, The Wescott Group Ltd., Chicago, Ill.
Vice President, MF Global, Chicago, Ill.

WILLIAM R. SHEPARD *(not pictured)*
President and Founder, Shepard International, Inc. Chicago, Ill.

Management Team

CRAIG S. DONOHUE
Chief Executive Officer

PHUPINDER S. GILL
President

KATHLEEN M. CRONIN
Managing Director, General Counsel and Corporate Secretary

BRYAN T. DURKIN
Managing Director and Chief Operating Officer

BARRY C. GOLDBLATT
Managing Director, Commodities, Energy and Metals Products

JULIE HOLZRICHTER
Managing Director, Global Operations

KEVIN KOMETER
Managing Director and Chief Information Officer

JAMES E. PARISI
Managing Director and Chief Financial Officer

HILDA HARRIS PIELL
Managing Director and Chief Human Resources Officer

RICHARD H. REDDING
Managing Director, Products and Services

KIMBERLY S. TAYLOR
Managing Director and President, CME Clearing

KENDAL L. VROMAN
Managing Director and Chief Corporate Development Officer

Managing Directors

ANNE E. BAGAN
Managing Director, Audits

DAVID BOBERSKI
Managing Director, OTC Research and Product Development

NEAL B. BRADY
Managing Director, Business Development

BO CHAMBLISS
Managing Director, Government Relations

JOHN F. CURRAN
Managing Director, Product Strategy

TIMOTHY J. DOAR
Managing Director, Risk Management

DE'ANA DOW
Managing Director, Government Relations

DANIELLE DYCUS
Managing Director, Europe, Middle East and Africa

JAMES W. FARRELL
Managing Director, Software Engineering

EDWARD M. GOGOL
Managing Director, Clearing Solutions

JILL A. HARLEY
Managing Director and Chief Accounting Officer

JOHN K. HART
Managing Director, Technology Engineering

DAVID HOAG
Managing Director, Clearing Technology

SCOTT R. KAUFMAN
Managing Director, Architecture

SEAN KEATING
Managing Director, NYMEX Operations

RICHARD J. KOKOSZKA
Managing Director, Internal Audit

JOHN W. LABUSZEWSKI
Managing Director, Research and Product Development

RICHARD H. LAMM
Managing Director, Chief Regulatory Counsel

THOMAS LaSALA
Managing Director, NYMEX Chief Regulatory Officer

TINA F. LEMIEUX
Managing Director, Hedge Funds and Broker Services

KEVIN LENNON
Managing Director, Real Estate

ROBERT LEVIN
Managing Director, Energy Research and Product Development

ANITA S. LISKEY
Managing Director, Corporate Marketing and Communications

ARTHUR McCOY
Managing Director, NYMEX Clearing

CHRISTOPHER MEAD
Managing Director, Marketing

DALE A. MICHAELS
Managing Director, Credit and Market Risk Management

MICHAEL O'CONNELL
Managing Director, Clearing Business Development

JOSEPH A. PANFIL
Managing Director, Operations and Systems Engineering

EVANS PAPANIKOLAOU
Managing Director, CME Globex Market Operations

PHILIP J. PAPESH
Managing Director, Software Engineering

DEAN P. PAYTON
Managing Director and Chief Regulatory Officer

JOHN C. PESCHIER
Managing Director, Investor Relations

JOHN W. PIETROWICZ
Managing Director, Corporate Finance and Treasury

JOSEPH RAIA
Managing Director, Energy and Metals Products

ROBERT D. RAY
Managing Director, International Products and Services

BRIAN REGAN
Managing Director, Regulatory Counsel

CHRISTOPHER RODRIGUEZ
Managing Director, Business Development

ROBIN S. ROSS
Managing Director, Interest Rate Products

DEREK L. SAMMANN
Managing Director, Foreign Exchange Products

JOHN L. SANTANA
Managing Director, Software Engineering

DONALD D. SERPICO
Managing Director, Facilities and Business Continuity Planning

ANN K. SHUMAN
Managing Director and Deputy General Counsel

IAN WALL
Managing Director, NYMEX Information Technology

SCOT E. WARREN
Managing Director, Equity Products

JASON WELLER
Managing Director, Corporate Strategy

JULIE M. WINKLER
Managing Director, Research and Product Development

C. F. WONG
Managing Director, Asia

COMPANY INFORMATION

HEADQUARTERS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 TEL
312.466.4410 FAX
www.cmegroup.com
info@cmegroup.com

INVESTOR RELATIONS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.8491

SHAREHOLDER RELATIONS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3484

MEMBERSHIP SERVICES
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.435.3480

FINANCIAL REPORTS
Copies of the CME Group 2008 Annual Review, as well as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Securities and Exchange Commission, are available online at www.cmegroup.com, or to shareholders upon written request to Shareholder Relations at the above address.

The company is required to file as an exhibit to its 2008 Annual Report on Form 10-K a certification under Section 302 of the Sarbanes-Oxley Act of 2002 signed by the chief executive officer and the chief financial officer. Copies of these certifications are available to shareholders upon written request to Shareholder Relations at the above address.

STOCK LISTING
CME Group Class A common stock is listed on The NASDAQ Global Select Market under the ticker symbol "CME." As of February 18, 2009, there were approximately 2,200 holders of record of the company's Class A common stock. CME Group Class B common stock is not listed on a national securities exchange or traded in an organized over-the-counter market. Each class of Class B common stock is associated with membership in a specific division of the exchange. As of February 18, 2009, there were approximately 1,800 holders of record of the company's Class B common stock.

TRANSFER AGENT
Computershare Investor Services
Stock Transfer Department
2 North LaSalle Street
Chicago, Illinois 60602
312.360.5104

(Automated interactive voice response systems are available 24 hours a day. Press zero for live customer support 8:00 a.m. to 5:00 p.m. Central Time on any day the U.S. equity markets are open.)
www.computershare.com

DIVIDENDS
The company's current dividend policy, subject to the discretion of the board of directors, is to pay out approximately 30 percent of the prior year's cash earnings as dividends to shareholders. Quarterly dividends are generally paid in March, June, September and December.

ANNUAL MEETING
The 2009 Annual Meeting of Shareholders will be held at 4:00 p.m., Central Time, on Wednesday, May 13, 2009, at the University of Chicago Gleacher Center, located at 450 North Cityfront Plaza Drive in Chicago. All shareholders are cordially invited to attend. A formal notice of meeting, proxy statement and proxy have been sent to shareholders, or made available over the Internet.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606

CORPORATE COMMUNICATIONS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.3434

CUSTOMER SERVICE
For customer service assistance, call 800.331.3332. Outside the United States, please call 312.930.2316. To provide feedback on customer service at CME Group, please call 866.652.1132 or e-mail customerfeedback@cmegroup.com.

CORPORATE GOVERNANCE
On the corporate governance Web page at www.cmegroup.com, shareholders can view the company's corporate governance principles, charters of all board level committees, the categorical independence standards, board of directors code of ethics, employee code of conduct and the director conflict of interest policy. Copies of these documents are available to shareholders without charge upon written request to Shareholder Relations at the address listed above.

ADDITIONAL INFORMATION
Further information about CME Group and its products is available on our Web site at www.cmegroup.com. The Globe logo, CME®, CME Group®, Chicago Mercantile Exchange®, E-mini® and Globex® are trademarks of Chicago Mercantile Exchange, Inc. CBOT® and Chicago Board of Trade® are trademarks of the Board of Trade of the City of Chicago. NYMEX®, New York Mercantile Exchange® and ClearPort® are trademarks of New York Mercantile Exchange, Inc. All other trademarks are the property of their respective owners. Further information about CME Group and its products can be found at www.cmegroup.com. Information made available on our Web site does not constitute a part of this report.

Brazilian Mercantile & Futures Exchange S.A. and BM&F are trademarks of the Brazilian Mercantile & Futures Exchange S.A. CMDX℠ is a service mark of CMDX, LLC. FIX Protocol and FAST Protocol are service marks of Fix Protocol Limited. KOSPI® is a trademark of the Korea Exchange Company Republic of Korea. NASDAQ® is a trademark of The NASDAQ OMX Group and NASDAQ OMX℠ is a service mark of The NASDAQ OMX Group, Inc. Scotia Capital USA is a wholly owned subsidiary of Scotia Capital. ScotiaMocatta is a trademark of the Bank of Nova Scotia in the United Kingdom. S&P® and S&P 500® are trademarks of the McGraw-Hill Companies, Inc.

Copyright © 2009 CME Group Inc.
♻ This report is printed on recycled paper.

Inspiring confidence for the future, today.

CME Group believes that it is both a responsibility and a privilege to give back to the communities in which our members and employees live and do business. Through our charitable programs and foundations, CME Group is able to lend a hand to those who need it most and inspire confidence in their futures.

During 2008, our members and employees provided more than 1,000 hours of volunteer service to local non-profit organizations through Amicus, our community outreach program. Partner agencies in our headquarters' city included House of the Good Shepherd, Inspiration Café, Labouré House, Salvation Army Emergency Lodge, Illinois Fatherhood Initiative and Special Spectators. Fundraising drives were organized to benefit causes such as the Greater Chicago Food Depository, Operation Support Our Troops Illinois, USA Cares and Toys for Tots.

CME Group also entered its fourth year of partnership with Washington Irving Elementary School as part of the Chicago Public School's Futures Exchange Program. CME Group volunteers participated in a number of service projects in 2008 designed to enrich the educational experiences of the Irving students, thus helping assure the success of tomorrow's leaders.

In 2008, the CME Group Foundation (cmegroupfoundation.org) was created and endowed with a gift of $16 million from the Chicago Mercantile Exchange Trust (CME Trust). CME Trust expects to make an annual contribution to the CME Group Foundation. The foundation's mission is to support academic initiatives and activities, primarily in the Chicago region, that promote research, teaching and learning in financial markets; promote the education of disadvantaged children and youth; and promote the health and education of young children.

The CME Foundation (cmegroup.com/company/foundations) was established to provide charitable giving that includes disaster relief as well as meeting the needs of the Chicagoland community. The CME Foundation seeks to provide particular support to three areas of concern: children in need, education, and health and human services. Through a matching gift program, the CME Foundation also funds many worthwhile charitable organizations that are important to the exchange community.

The CBOT Foundation (cmegroup.com/company/foundations) continues to provide a number of non-profit agencies in the Chicagoland area with the funds needed to effect positive change in the lives of those in need. The CBOT Foundation supports projects that help strengthen educational opportunities, promote and protect children and seniors, and support animal wildlife and cultural opportunities.

The NYMEX Foundation (nymexfoundation.org) brings together our New York-based members, shareholders, customers and employees who generously contribute their resources to serve children in need, the elderly and local environmental causes.

DESIGN: VSA Partners, Chicago PORTRAIT PHOTOGRAPHY: Brian Doben, Charlie Simokaitis PRINTING: Anderson Lithograph, Los Angeles

HEADQUARTERS
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606-7499
312.930.1000 TEL
312.466.4410 FAX
www.cmegroup.com
info@cmegroup.com

NEW YORK
NYMEX World Headquarters
World Financial Center
One North End Avenue
New York, New York 10282
212.299.2000 TEL
212.301.4711 FAX

HOUSTON
1000 Louisiana Street
Suite 1095
Houston, Texas 77002
713.658.9292 TEL
713.658.9393 FAX

WASHINGTON, D.C.
701 Pennsylvania Avenue, N.W.
Plaza Suite #01
Washington, D.C. 20004
202.638.3838 TEL
202.638.5799 FAX

HONG KONG
Level 39, One Exchange Square
8 Connaught Place
Central Hong Kong
852.3101.7696 TEL
852.3101.7698 FAX
asiateam@cmegroup.com

LONDON
Watling House
33 Cannon Street
London EC4M 5SB
United Kingdom
44.20.7796.7100 TEL
44.20.7796.7110 FAX
europe@cmegroup.com

SINGAPORE
Level 30
Six Battery Road
Singapore 049909
65.6550.9612 TEL
65.6550.9898 FAX
asiateam@cmegroup.com

SYDNEY
Level 17, BNP Paribas Centre
60 Castlereagh Street
Sydney NSW 2000
Australia
61.2.9231.7475 TEL
61.2.9231.7476 FAX
asiateam@cmegroup.com

TOKYO
Level 16 Shiroyama
JT Trust Tower
4-3-1, Toranomon, Minato-ku
Tokyo 105-6016 Japan
81.3.5403.4828 TEL
81.3.5403.4646 FAX
asiateam@cmegroup.com

CME Group
A CME/Chicago Board of Trade/NYMEX Company